Exhibit 4.71

Power of Attorney

I, Shasha Li, a People’s Republic of China (“China” or the “PRC”) citizen with PRC Identification Card No.: ******, and a holder of RMB 100,000 in the registered capital of SpaceTime (Beijing) Technology Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Momo Information Technology Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by me now and in the future in the Company (“My Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the My Shareholding in part or in whole; and 3) designating and appointing on behalf of myself the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of myself, execute all the documents I shall sign as stipulated in the Exclusive Option Agreement entered into by and among myself, the WFOE and the Company on September 15, 2022 and the Equity Pledge Agreement entered into by and among me, the WFOE and the Company on September 15, 2022 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with My Shareholding conducted by the WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE shall be deemed to be executed by me. I hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent. If required by PRC laws, the WFOE shall designate a PRC citizen to exercise the aforementioned rights.

During the period that I am a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Strictly Confidential

Shasha Li

By:	/s/ Shasha Li

September 15, 2022

Strictly Confidential

Accepted by

Beijing Momo Information Technology Co., Ltd. (Seal)

By:	/s/ Yan Tang
Name:	Yan Tang
Title:	Legal Representative

Acknowledged by

SpaceTime (Beijing) Technology Co., Ltd.

By:	/s/ Minyan Wang
Name:	Minyan Wang
Title:	Legal Representative

Strictly Confidential